Exhibit 12
AMERICAN AIRLINES, INC.
Computation of Ratio of Earnings to Fixed Charges
 (in millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007

Earnings (loss):
Earnings (loss) before income taxes	$(1,463)	$271	$(1,807)	$322

Add: Total fixed charges (per below)	351	418	721	852

Less: Interest capitalized	8	5	13	14
Total earnings before income taxes	$(1,120)	$684	$(1,099)	$1,160

Fixed charges:
Interest	$149	$203	$312	$410

Portion of rental expense representative of the interest factor	197	212	402	436

Amortization of debt expense	5	3	7	6
Total fixed charges	$351	$418	$721	$852

Ratio of earnings to fixed charges	-	1.64	-	1.36
Coverage Deficiency	1,471	-	1,820	-

Note:As of June 30, 2008, American has guaranteed approximately $1.1 billion of AMR’s unsecured debt and approximately $327 million of AMR Eagle’s secured debt.  The impact of these unconditional guarantees is not included in the above computation.